Flat 5B

Highrise Court B

Trig Tigne

Sliema

Malta SLM 11

Robert Altinger

Chairman

Atlas Technology Group

3 April 2008
Dear Robert

Letter of resignation as Board Director

As you know I have recently taken on a new role as CEO of Ingenia Technology in Switzerland. One of the conditions of employment is that I resign any external directorships. Unfortunately, this means that I will have to resign my director appointment with Atlas Technology Group as of 14th April 2008.

As you know, I have very much enjoyed working with you and the team at Atlas. The company has made significant progress and continues to move forward. I will, of course, be delighted to continue with any informal advice that you may need in future. I will also put on my thinking head about potential Board Director and CEO candidates.

Please convey my best regards to your fellow directors and explain that the resignation is wholly related to my new employment conditions.

Yours Faithfully

/s/ Andrew Berger

Andrew Berger